SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP 525 University Avenue PALO ALTO, CALIFORNIA 94301 TEL: (650) 470-4500 FAX: (650) 470-4570 www.skadden.com March 30, 2021

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ATTN:	Nasreen Mohammed

Lyn Shenk

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Lilyanna Peyser

Division of Corporation Finance

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U.S. Securities and Exchange Commission

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Washington, D.C. 20549

RE:	Crescent Acquisition Corp

Preliminary Proxy Statement on Schedule 14A

Filed February 11, 2021

File No. 001-38825

Dear Mses. Mohammed, Shenk, Wirth and Peyser:

Set forth below are the responses of Crescent Acquisition Corp (the “Company”, “we,” “us” or “our”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by letter dated March 10, 2021 (the “Comment Letter”) concerning the Preliminary Proxy Statement on Schedule 14A filed with the Commission on February 11, 2021. Concurrently with the submission of this letter, we are filing a revised Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”).

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, for your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Revised Proxy Statement. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Revised Proxy Statement.

U.S. Securities and Exchange Commission

March 30, 2021

Preliminary Proxy Statement on Schedule 14A filed February 11, 2021

Summary of the Proxy Statement, page 37

1.	With respect to LiveVox’s business, please consider including definitions of “CRM,” “WFO,” and any other industry-specific terminology.

RESPONSE: In response to the Staff’s comments, the Company has revised its disclosures on pages 2, 6, 38, 82, 234, 240, 241, 242 and 250.

2.

We note your disclosure that “[k]ey highlights of LiveVox’s business and market opportunity include a large and growing CCaaS market opportunity, a differentiated product, and an attractive financial profile” and since 2014, “LiveVox accelerated its revenue growth and sustained attractive unit economics.” Please provide additional support for these statements.

RESPONSE:

CCaaS Market Opportunities

In response to the Staff’s comment, the Company has provided the Staff with the requested support for the statement that LiveVox’s business and market opportunity includes “a large and growing CCaaS market opportunity” under separate cover requesting confidential treatment pursuant to the provisions of C.F.R. Section 200.83 and Rule 12b-4 promulgated under the Exchange Act. In accordance with such rule, the Company is requesting that those materials be returned promptly following completion of the Staff’s review thereof.

Differentiated Product

In response to the Staff’s comment, the Company advises the Staff that it has added additional disclosure to page 250 of to clarify that it believes that LiveVox products are differentiated from competitors in a variety of ways, including the fact that the Company believes that LiveVox is currently the only company to offer a product that integrates Omnichannel, Contact Center, CRM, WFO and AI capabilities in a single product offering.

Attractive Financial Profile

In response to the Staff’s comment, the Company advises the Staff that it believes LiveVox offers an attractive financial profile for a variety of reasons as described on pages 250 and 51, including (i) a revenue model consisting of approximately 99% recurring revenue, (ii) for the last four years ended December 31, 2020, an LTM Net Revenue Retention Rate that was 115% on average, and (iii) a resilient bookings model that, during the final two quarters of 2020, outperformed LiveVox’s budget for such periods that was set in 2019 (and not subsequently modified). The Company additionally advises the Staff that, as described on pages 250 and 251,

U.S. Securities and Exchange Commission

March 30, 2021

LiveVox has sustained attractive unit economics since 2014 as demonstrated by the strong sales efficiency shown by LiveVox’s LTM Net Revenue Retention Rates which have exceeded 105% for every year since 2014 and have averaged 115% for the five-year period ended December 31, 2020. The Company advises the Staff that it has also revised the disclosure on pages 13, 40, 235 and 239 to delete the reference to accelerated revenue growth and clarify that LiveVox has had sustained revenue growth every year since 2014.

Risk Factors, page 57

3.

Please include a risk factor disclosing any material risks associated with GGC maintaining ownership of at least 30% and at least 35% of the voting power of the post-business combination capital stock, including its ability to nominate directors, designate the chairperson of the board, and the control that it would have over certain stockholder meetings.

RESPONSE: In response to the Staff’s comments, the Company has revised its disclosures on pages 102 and 103.

Background of the Business Combination, page 166

4.

Please revise your disclosure to state the general bases on which you evaluated all of your potential acquisition targets. Please also revise to state how you evaluated (i) Companies F, G and H as potential targets, and how you determined to cease discussions with such parties in favor of pursuing a transaction with F45, and (ii) Companies I, J, K and L as potential targets, and how you determined to cease discussions with such parties in favor of pursuing a transaction with LiveVox. Finally, please describe why LiveVox and the company agreed to use the F45 transaction documents as a starting point for negotiations, as well as any relevant provisions, deal structure, valuations and third party reports from the F45 transaction that set the basis for negotiations between LiveVox and the company.

RESPONSE: In response to the Staff’s comments, the Company has revised its disclosures on pages 170, 171, 174 and 177.

5.

We note that on October 14, 2020, you and Credit Suisse discussed the CCaaS competitive landscape as well as LiveVox’s positioning in the public markets relative to its public peers. We also note that on November 2 and 3, 2020, you held due diligence calls with members of the Bank of America technology investment banking team to discuss LiveVox and its competitive positioning relative to its public peers. Please provide additional detail regarding the comparative analysis, including the basis on which you evaluated LiveVox’s positioning.

RESPONSE: In response to the Staff’s comments, the Company has revised its disclosures on pages 172, 173 and 174.

U.S. Securities and Exchange Commission

March 30, 2021

6.

We note that on December 29, 2020, you determined to revise the valuation and shift more value participation to the future, based on future stock price performance, agreed to place three-fourths of the founder shares into escrow, to be earned based on future stock price performance, and the Sponsor agreed to forfeit and cancel for no consideration 2,725,000 of the Founder Shares that it holds and all of the 7,000,000 Private Placement Warrants that it purchased concurrently with the IPO in order to reduce shareholder dilution post-closing of the business combination. Please describe how such determinations were made and how valuations, comparable companies, and advisors played a role in these decisions.

RESPONSE: In response to the Staff’s comments, the Company has revised its disclosures on page 177.

7.

Please expand the disclosure in this section to include a more detailed description of the negotiations surrounding the material terms of each agreement related to the business combination. For example, please specify which of the parties recommended the initial consideration, explain how the amount, form and mix of consideration was determined, describe how the consideration changed over the course of the negotiations until the parties arrived at the final consideration, describe any assumptions that were made and projections that were used, and disclose any industry or business stage information that was used.

RESPONSE: In response to the Staff’s comments, the Company has revised its disclosures on pages 173, 174 and 177.

8.	Please tell us whether you received any report from any of the various advisors mentioned in this section. If you did, please provide the information required by Item 14(b)(6) of Schedule 14A.

RESPONSE: The Company respectfully advises the Staff that it did not receive any report, opinion or appraisal materially relating to the transaction from an outside party, including the various advisors mentioned in the “Background of the Business Combination” section. The Company has revised its disclosure on page 173 of the Revised Proxy Statement to clarify such and respectfully submits to the Staff that there is no relevant information required to be disclosed pursuant to Item 14(b)(6) of Schedule 14A.

The Company’s Board of Directors’ Reasons for the Approval of the Business Combination, page 174

9.	Please elaborate on the factors that the Board considered in determining that the aggregate consideration is fair.

RESPONSE: In response to the Staff’s comments, the Company has revised its disclosures on page 180.

LiveVox Management’s Discussion and Analysis, page 235

10.

We note your statement that LiveVox has “a national sales team that sells into large opportunities.” Please provide additional detail or examples of what “large opportunities” means in this context. In addition, please provide additional description of LiveVox’s voice portal services.

U.S. Securities and Exchange Commission

March 30, 2021

RESPONSE: In response to the Staff’s comments, the Company has revised the disclosure as requested on pages 251 and 252 to provide additional detail of what “large opportunities” means in this context. The Company has also revised the disclosure as requested on page 5 to clarify that voice refers to the voice portions which make up a portion of LiveVox’s Omnichannel and AI offerings as described in more detail on page 234.

Impact of COVID-19, page 236

11.

We note your statement that “[i]n the third quarter of fiscal 2020, our business improved, and our bookings outperformed our budgeted plan for the same period.” Please revise to clarify when LiveVox introduced its budgeted plan for the period, clarifying whether third quarter 2020 performance was the result of a budgeted plan that had been adjusted to take into account the anticipated effects of COVID-19.

RESPONSE: In response to the Staff’s comments, the Company has revised its disclosures on page 252.

Key Operating and Non-GAAP Financial Performance Metrics, page 238

12.

We note your disclosure of the calculation of the LTM Net Revenue Retention Rate. We also note your footnote disclosure that your contracts typically range from one to three years and you have $89 million remaining performance obligation which will be recognized over 36 months. Please clarify whether your LTM Net Revenue Retention Rate calculation is based off of GAAP revenue or billings. Please explain how you differentiate monthly contracted and usage revenue to be recurring revenue and how it differs from one-time non-recurring revenue. Further, please discuss how this metric is useful for investors and whether there are any estimates and judgements underlying this calculation.

RESPONSE: In response to the Staff’s comments, the Company has revised its disclosures on pages 254 and 255. The Company additionally advises the Staff that, except to the extent management’s judgement may be required to determine whether an item of revenue is recurring or nonrecurring, the calculation of LTM Net Revenue Retention Rate does not rely on estimates or judgements.

U.S. Securities and Exchange Commission

March 30, 2021

Description of Securities

Forum Selection Clause, page 276

13.

We note your disclosure that your bylaws provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the federal securities laws. It appears that the exclusive forum provision is contained in your amended and restated certification of incorporation; please revise your disclosure accordingly. In addition, Article Eleven of the amended and restated certificate of incorporation states that the provision does not apply to claims under the federal securities laws and that federal district courts will be the forum for claims under the Securities Act; however your disclosure does not state that the provision does not apply to claims under the federal securities laws, and states that federal district courts will be the forum for claims under the federal securities laws. Please revise your disclosure for accuracy and consistency. Please expand your discussion in the last risk factor on page 111 to describe the exclusive forum provision, including its applicability to claims under the federal securities law, discuss the risks of such provision to investors, and address any questions as to whether a court would enforce the provision. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

RESPONSE: In response to the Staff’s comments, the Company has revised its disclosures on pages 117, 118, 293 and 294.

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Please contact me at (650) 470-3130 should you require further information.

Very truly yours,

/s/ Michael J. Mies
Michael J. Mies
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Todd M. Purdy

Crescent Acquisition Corp

cc:	Monica J. Shilling

Kirkland & Ellis LLP